June 23, 2005

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20529

Re:          ImmunoGen, Inc.

Form 10-K for the fiscal year ended June 30, 2004

Form 10-Q for quarters ended September 30, 2004, December 31, 2004 and
March 31, 2005.

File No. 0-17999

Dear Mr. Rosenberg:

ImmunoGen, Inc. hereby responds to the comments set forth in your letter dated June 6, 2005.  The comments in the letter are reproduced below, together with our responses thereto.

Form 10-K for the fiscal year ended June 30, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, pages 34-37

1.             Comment:

We acknowledge that you do not disclose research and development costs by project because that disclosure could potentially harm your relationships with your collaborators, suppliers or potential collaborators.  We continue to believe that disclosure of this information is important to investors, which outweighs potential harm to you.  Please disclosure research and development costs by project.  If you do not maintain research and development costs by project, disclose the fact and explain why management does not maintain and evaluate research and development costs by project.  Provide other quantitative and qualitative disclosure that indicates the amount of the company’s resources being used on these projects.  Regarding the nature, timing and estimated costs of the efforts necessary to complete each project and the anticipated completion dates, disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase for each project.  To the extent that information is not estimable, disclose those facts and circumstances, indicating the uncertainties that preclude you from making a reasonable estimate.

Response:

Our research and development activities consist of projects focused on our own product candidates and those of our collaborators as well as research focused on new technologies and identifying additional product candidates. Research and development expenses consist of (i) research to identify and evaluate new targets and to develop and evaluate new antibodies and cytotoxic agents, (ii) preclinical testing of our own product candidates and in certain instances, our collaborators’ product candidates and clinical trials of our own product candidates, (iii) development to improve clinical and commercial manufacturing processes and (iv) certain manufacturing costs to support operations, maintenance and expansion of our pilot scale manufacturing plant. While we record certain activities related to collaborator projects in conjunction with contractual requirements, we have not tracked our research and development costs by project. Our reporting systems and processes identify research and development expenses by department and expense category.

Collaborations

We do not track costs associated with our collaborators’ projects. Costs incurred in support of projects sponsored by our collaborators are not required to determine our research funding under our collaboration agreements. The amount of research funding received under our current collaboration arrangements is dependent on the actual resources utilized on a full time employee (FTE) equivalent  basis. Our collaboration arrangements stipulate a funding rate per FTE utilized under each arrangement. Under our collaboration agreements, the funding rate is the same for each FTE, regardless of experience of the FTE or function performed, as determined by the funding terms of each agreement. Research funding is not determined by actual cost. As cost information is not required to generate research funding, we do not track and compile such information.

Internal Projects

Total costs incurred in support of our own research projects are not identified and accumulated separately for each major research project. We currently only track external expenses associated with our two internal product candidates, huN901-DM1 and huC242-DM4, which have advanced into clinical testing. However, we do not track, allocate or compile our internal costs in support of these two product candidates. Given ImmunoGen’s limited human capital resources, the efforts of our personnel are leveraged across our own clinical stage and early research stage projects as well as those of our collaborators on a regular basis. The more meaningful information regarding our product candidates’ development is that of clinical and regulatory advancements, which typically do not have any reliable direct correlation to costs incurred. To the extent information has been available, we have disclosed within Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) the respective indication(s), the phase of clinical trials underway and plans for future clinical trials for our product candidates.

Proposed Disclosure

Since we capture and internally report research and development expenses by department and expense category, we are able to compile total research and development costs by function rather than project. Our research and development efforts are allocated to four primary functions: (i) research (ii) preclinical and clinical testing (iii) development and (iv) manufacturing. Disclosure of certain quantitative and qualitative cost information including a description of significant activities performed within each function, costs incurred in each function and explanatory language regarding period fluctuations of expenses, will provide more meaningful information to our investors, in the form of  greater insight into allocation of  our  resources within the research and development category. Resources dedicated to each of these functions will fluctuate based on advancement of our own and our collaborators’ product candidates. Thus, qualitative disclosure explaining quantitative fluctuations may provide investors more meaningful information regarding the pace and level of advancement of our own and our collaborator’s product candidates. Therefore, we propose to disclose that we do not track research and development expenses by project and add expanded disclosure of the four primary functions of our research and development efforts within MD&A in our future Form 10-K and 10-Q filings. The expenses incurred for each of these four functions of research and development for fiscal years ended June 30, 2004 and 2003 as well as an expanded description for each of the four functions is provided below and will be included in future filings.

Research and Development

We do not track our research and development costs by project. Rather, we manage our research and development expenses within each of the categories listed in the following table and described in more detail below since we use our research and development resources across multiple research and development projects.

Research and Development	2004	2003

Research	10,546,000	8,662,000
Preclinical and Clinical Testing	3,198,000	2,602,000
Process and Product Development	4,872,000	4,464,000
Manufacturing Operations	3,608,000	7,701,000
	$22,224,000	$23,429,000

Research: Research includes expenses associated with activities to identify and evaluate new targets and to develop and evaluate new antibodies and cytotoxic agents. Such expenses primarily include personnel, fees to in-license certain technology, facilities, including depreciation, and lab supplies.

Preclinical and Clinical Testing: Preclinical and clinical testing includes expenses related to preclinical testing of our own and, in certain instances, our collaborators’ product candidates, and the cost our own clinical trials.  Such expenses include personnel, patient enrollment at our clinical testing sites consultant fees, contract services, and facility expenses, including depreciation.

Process and Product Development: Process and product development expenses include costs for development of clinical and commercial manufacturing processes.  Such expenses include the costs of personnel, contract services and facility expenses, including depreciation.

Manufacturing Operations: Manufacturing operations expense includes costs to manufacture preclinical and clinical materials for our own product candidates and cost to support the operations, maintenance and expansion of our pilot scale manufacturing plant.  Such expenses include personnel, raw materials for our preclinical and clinical trials, manufacturing supplies, and facilities expense, including depreciation.  These costs are partially offset by reimbursement amounts we receive related to preclinical and clinical materials we manufacture on behalf of our collaborators in support of their clinical trials or for process development and analytical purposes. The fully burdened cost of preclinical and clinical material manufactured for our collaborators is recorded as “Cost of Clinical Material Reimbursed” in our Statement of Operations.

Future Costs

With regard to the nature, timing and estimated costs of the effort necessary to complete each of our collaborators’ projects and the estimated completion date of such projects,  we do not have adequate information to make any accurate or otherwise meaningful estimates. Decisions with respect to whether and when to advance a project through clinical trials, and the amount of resources dedicated to support the advancement of each of our collaborators’ projects are solely that of each of our collaborative partners. We provide certain support to our collaborators in the advancement of their products for which we are reimbursed in accordance with the terms of our contracts, however without insight into a variety of factors our collaborators will consider in this process, we are unable to estimate this component. Accordingly, we do not believe that we are able to add any disclosure with respect to those matters that would be useful or meaningful to investors.

The clinical trial and regulatory approval processes for our product candidates which have advanced to clinical testing are lengthy, expensive and uncertain in both timing and outcome.  As a result, the pace and timing of the clinical development of our product candidates is highly uncertain and may not ever result in approved products. Completion dates and development costs will vary significantly for each product candidate and are difficult to predict. A variety of factors, many of which are outside our control, could cause or contribute to preventing or delaying successful completion of our clinical trials, or delays in or failure to obtain necessary regulatory approvals. The costs to take a product through clinical trials are dependent upon, among other things, the medical indications, the timing, size and dosing schedule of each clinical trial, the number of patients enrolled in each trial, and the speed at which patients are enrolled and treated. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than anticipated, may fail to receive necessary regulatory approvals or may prove impracticable to manufacture in commercial quantities at reasonable cost or with acceptable quality.

The lengthy process of securing FDA approvals for new drugs requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals would materially adversely affect our product development efforts and our business overall.  Accordingly, we cannot currently estimate, with any degree of certainty, the amount of time or money that we will be required to expend in the future on our product candidates prior to their regulatory approval, if such approval is ever granted.  As a result of these uncertainties surrounding the timing and outcome of our clinical trials, we are currently unable to estimate when, if ever, our product candidates which have advanced into clinical testing will generate revenues and cash flows.

In light of the foregoing, we do not believe additional disclosure, beyond that currently provided within the MD&A section of our Form 10-K and 10-Q filings, regarding the uncertainties that preclude us from making reasonable estimates about future costs of our research projects would be meaningful.

2.             Comment:

The preceding comment applies also to your Forms 10-Q for quarters ended September 30, 2004, December 31, 2004 and March 31, 2005.

Response:

Please see our response to Comment (1) above.

Liquidity and Capital Resources, pages 38-39

3.             Comment:

Based on the discussion of your collaboration agreements with MorphoSys AG on page 12, it appears that your research and development expenses may be affected by contract milestones.  To the extent that you may make milestone or other payments pursuant to your collaborative arrangements, please assess whether these payments should be shown in the contractual obligations table, pursuant to Item 303(a) (5) of Regulation S-K.  If, as a result of the assessment, you do not include these payments in the table, please consider including a footnote to the contractual obligation table, to the extent material, the amount and timing of these payments that are reasonably likely to be paid.  Please refer to Financial Reporting Release 72, section IV.

Response:

The Company’s only third party in-licensing arrangement that provides an obligation for potential future milestone payments is its arrangement with MorphoSys. The Company’s commitment to make future payments to MorphoSys is contingent upon achievement of certain developmental, regulatory and/or commercial milestones. As the payment of these amounts is contingent, we believe that inclusion in the contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K is not applicable.

Based on the development status of the underlying antibody that is the subject of our arrangement with MorphoSys, we can not make any reasonable estimate of the amount or timing of any potential future milestone payments to support disclosure.

Company’s Acknowledgement Statement

In connection with our response to your comments, we are providing the following statement acknowledging that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

We are filing this response within the 15 day period you requested.  We believe this response letter clearly identifies the comments to which our responses relate, and have therefore not provided a separate cover letter.

Please do not hesitate to contact me at 617-995-2500 if you have any questions or comments regarding this response.

Very truly yours,

/s/ Daniel Junius
Daniel Junius
Senior Vice President and Chief Financial Officer

cc:           Stephen Buckley, Jr., Ernst & Young, LLP
Jonathan Kravetz, Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.